Filed by Severn Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Severn Bancorp, Inc.
Commission File No. 000-49731

Severn Bancorp Annual Meeting

ANNAPOLIS, Md., April 29, 2021 /PRNewswire/ --

Dear Severn Bancorp Stockholder,

Severn Bancorp, Inc., the parent company of Severn Bank, has traditionally held its annual stockholders meeting in the spring. This year, the annual meeting has been postponed – and may not be held at all.

Severn Bancorp, Inc. entered into a merger agreement with Shore Bancshares, Inc., the parent company of Shore United Bank. This will bring Severn Bank and Shore United Bank together.

We will have an expanded community banking franchise, growing assets from $1 billion to $3 billion.

In addition to Severn's 7 branches in Anne Arundel County, we will have an additional 22 branches throughout the Eastern Shore of Maryland, Delaware, the Eastern Shore of Virginia, Baltimore County, and Howard County. The combined financial strength and size of the merged banks will enhance the experience of our collective customers, and the combined organization will be a formidable community bank dedicated to the neighborhoods we serve.

We anticipate closing the transaction in the third quarter of 2021. Prior to closing, we will have a special meeting of the stockholders, to consider and vote on the transaction. If for whatever reason it appears that the transaction will not occur in 2021, we will hold an annual stockholders meeting toward the end of the year.

You can access additional information about the merger, free of charge, at the SEC's website, www.sec.gov, or by accessing Severn Bank's website at www.severnbank.com under the "Severn Bank Investors Relation" link, and then under the heading "SEC Filings" and "Documents."

Very truly yours,

Alan J. Hyatt

FORWARD-LOOKING STATEMENTS

This letter contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Severn Bancorp, Inc. ("Severn") and Shore Bancshares, Inc. ("Shore"). Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "could," "may," "should," "will" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Shore's and Severn's current expectations and assumptions regarding Shore's and Severn's businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Any number of risks, uncertainties or other factors such as the COVID 19 pandemic could affect Severn's or Shore's future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive agreement and plan of merger between Severn and Shore; the outcome of any legal proceedings that may be instituted against Severn or Shore; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or shareholder approvals, or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Severn and Shore do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Severn and Shore successfully; and the dilution caused by Shore's issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of Severn and Shore disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding Severn, Shore and factors which could affect the forward-looking statements contained herein can be found in Severn's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and its other filings with the SEC, and in Shore's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and its other filings with the SEC.  SEC filings are available free of charge on the SEC's website at www.sec.gov.

Additional Information About the Merger and Where to Find It

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction.

In connection with the proposed merger transaction, a registration statement on Form S-4 will be filed with the SEC that will include a joint proxy statement of Severn and Shore and a prospectus of Shore, which will be distributed to the shareholders of Severn and Shore in connection with their votes on the merger of Severn with and into Shore and the issuance of Shore common stock in the transaction. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Severn and Shore have filed with the SEC, free of charge at the SEC's website, www.sec.gov, or by accessing Shore's website at www.shorebancshares.com under the "Investor Relations" link and then under the heading "Documents," or by accessing Severn's website at www.severnbank.com under the "Severn Bank Investors Relation" link and then under the heading "SEC Filings" and "Documents." In addition, documents filed with the SEC by Shore or Severn will be available free of charge by (1) writing Shore at 18 East Dover Street, Easton, MD 21601, Attention: Edward C. Allen, or (2) writing Severn at 200 Westgate Circle, Suite 200, Annapolis, MD 21404, Attention: Vance Adkins.

Participants in the Solicitation

The directors, executive officers and certain other members of management and employees of Severn may also be deemed to be participants in the solicitation of proxies in connection with the proposed transaction from the shareholders of Severn. Information about the directors and executive officers of Severn is included in the proxy statement for its 2020 annual meeting of Severn shareholders, which was filed with the SEC on April 10, 2020.

The directors, executive officers and certain other members of management and employees of Shore may be deemed to be participants in the solicitation of proxies from the shareholders of Shore in connection with the proposed transaction. Information about Shore's directors and executive officers is included in the proxy statement for its 2021 annual meeting of Shore's shareholders, which was filed with the SEC on March 26, 2021.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described above.